Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV Change of Director’s Details
For immediate release
14 September 2011
Robert Polet — Appointment to the Board of Philip Morris International Inc.
Reed Elsevier announces that Robert Polet, non-executive director of Reed
Elsevier, has been appointed a non-executive director of Philip Morris
International Inc. with effect from 13 September 2011.
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Notes to Editors

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Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal, risk management, and business to business sectors. We provide high value and flexible information solutions to professional users. The group employs more than 30,000 people, including more than 16,000 in North America. In February 2011 Reed Elsevier reported revenues for 2010 of £6,055m/EUR7,084m. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.